SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. __)1

STEELCASE INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

858155 20 3
(CUSIP Number)

January 21, 2000
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [    ] Rule 13d-1(b)

          [ X ] Rule 13d-1(c)

          [    ] Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 5 pages

CUSIP No. 858155 20 3	13G	Page 2 of 5 Pages

(1)	Names of Reporting Persons
I.R.S. Identification No. of Above Persons (Entities Only)

Peter M. Wege Charitable Remainder Trust, dated October 10, 1997 38-3376007

(2)	Check the Appropriate Box if a Member of a Group*
		(a)	[ ]
		(b)	[ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
Michigan

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power
6,000,000

	(6)	Shared Voting Power
0

	(7)	Sole Dispositive Power
6,000,000

	(8)	Shared Dispositive Power
0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

6,000,000

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	[ ]

(11)	Percent of Class Represented by Amount in Row 9

19.2%**

(12)	Type of Reporting Person*

IN

**This figure is based on 25,182,185 shares of Class A Common Stock of Steelcase Inc. outstanding as of December 31, 1999, as reported on Steelcase's Form 10-Q for the period ended November 26, 1999, plus 6,000,000 shares held by the reporting person, which were converted from shares of Steelcase Class B Common Stock into shares of Steelcase Class A Common Stock on or about January 21, 2000, on a one-for-one basis.

Securities and Exchange Commission
Schedule 13G
Page 3 of 4 pages

This Schedule 13G reports information as of January 21, 2000.

Item 1(a).	Name of Issuer:

Steelcase Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

901 44th Street, Grand Rapids, Michigan 49508

Item 2(a).	Name of Person Filing:

Peter M. Wege Charitable Remainder Trust, dated October 10, 1997

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o W. Michael Van Haren Warner Norcross & Judd LLP 900 Old Kent Building 111 Lyon Street, N.W. Grand Rapids, Michigan 49503-2487

Item 2(c).	Citizenship:

Michigan

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

858155 20 3

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act;

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act;

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

Securities and Exchange Commission
Schedule 13G
Page 4 of 5 pages

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box: [ X ]

Item 4.	Ownership.

(a)	Amount Beneficially Owned:	6,000,000 shares

(b)	Percent of Class:	19.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote	6,000,000 shares

(ii)	Shared power to vote or to direct the vote	0 shares

(iii)	Sole power to dispose or to direct the disposition of	6,000,000 shares

(iv)	Shared power to dispose or to direct the disposition of	0 shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Securities and Exchange Commission
Schedule 13G
Page 5 of 5 pages

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent
Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

                    By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2001

THE PETER M. WEGE CHARITABLE REMAINDER TRUST, DATED OCTOBER 10, 1997

/s/ Peter M. Wege II
Peter M. Wege, II, Trustee (Signature)

*/s/ W. Michael Van Haren
W. Michael Van Haren, Attorney-in-Fact